SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November 30, 2015
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

STATEMENT OF MATERIAL FACT

Publicly-Held Company

COMPANHIA SIDERÚRGICA NACIONAL

Corporate Taxpayer´s ID (CNPJ/MF): 33.042.730/0001-04

COMPANHIA SIDERURGICA NACIONAL (BOVESPA: CSNA3; NYSE:SID), following the material fact published on December 12th of 2014 (Material Fact 12/12/2014), hereby informs its shareholders and general public the following:

•          We are concluding on this date the establishment of a strategic alliance between CSN, ITOCHU Corporation, JFE Steel Corporation, POSCO, Ltd., Kobe Steel, Ltd., Nisshin Steel Co, Ltd. and China Steel Corp. (“Asian Consortium”) through the combination in a new company, Congonhas Minérios S.A. (“Congonhas Minérios”), of the mining and correlated logistic assets of CSN and Nacional Minérios S.A. (“Namisa”)  including Casa de Pedra, Engenho and Pires mines and related assets, rights to operate the port terminal TECAR located in Itaguaí (“TECAR”) and 18.63% of MRS Logistica S.A. (“MRS”).

•         The reference value to determine transaction exchange terms, set as a result of the evolution of negotiations between CSN and the Asian Consortium during the last years, is USD16 billion. Considering all contributions made by the parties in Congonhas Minérios, the shareholding stakes of CSN and Asian Consortium, on a debt and cash free basis (enterprise value), where established at 84.25% and 15.75%, respectively. Debt, cash, working capital and other adjustments were made, including the allocation of USD 850 million of debt by CSN to Congonhas Minérios. The aforementioned negotiations also included the acquisition by CSN of 4%  equity stake in Congonhas Minérios from the Asian Consortium for USD680 million, which resulted in the final equity stakes in Congonhas Minérios of 87.52% for CSN and 12.48% for the Asian Consortium. The transaction also includes an earn-out mechanism, by which in case of a qualified liquidity event, under certain valuation parameters and within a defined time period, the Asian Consortium equity stake in Congonhas Minérios may be diluted.

•          Congonhas Minérios will consolidate itself as a world-class mining company, positioned as one of the largest iron ore global players, with the fourth lowest cost of production and over 3 billion tons of reserves. Congonhas Minérios strengthens its competitiveness through fully integrated mining, rail and port operations. Additionally, Congonhas Minérios will benefit from iron ore offtake agreements to the Asian Consortium and CSN through the execution on this date of 40 year contractual arrangements. Congonhas Minérios will enjoy further opportunities to capture cost reductions and synergies, assuring long-term competitiveness. CSN has secured the right to use TECAR for raw materials imports through a long-term contract.

•         The transfer of TECAR port terminal concession to Congonhas Minerios is at final stages of approval by regulatory authorities and will be concluded immediately after such approvals are obtained.

•         The conclusion of the transaction, which includes the execution of all relevant documents and the financial settlement, is expected to occur on this date.

São Paulo, November 30th, 2015.

Gustavo Henrique Santos de Sousa

Executive Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 30, 2015

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ Gustavo Henrique Santos de Sousa
Gustavo Henrique Santos de Sousa Controllership, Taxes and Investor Relations Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.